Mail Stop 3561

September 3, 2009

Mr. Manuel G. Estrada
Chief Financial Officer
11 North Water Street
Mobile, Alabama 36602

   Re: International Shipholding Corporation
      Form 10-K for the year ended December 31, 2008
      Filed March 13, 2009
      File No. 001-10852

Dear Mr. Estrada:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Linda Cvrkel
       Branch Chief

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(251) 706-0756